Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 2
DATED OCTOBER 28, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

We are providing this Supplement No. 2 to you to supplement certain information contained in our prospectus dated August 31, 2005. This supplement updates information contained in the sections entitled "Compensation Table," "Management," "Business and Policies," "Description of Securities," "Plan of Distribution," and "Relationships and Related Transactions" as well as the Prospectus Summary, and must be read in conjunction with the prospectus as supplemented from time to time. This Supplement No. 2 modifies or supersedes certain information contained in our prospectus and Supplement No. 1 dated October 14, 2005.

Prospectus Summary

Compensation To Be Paid to Our Affiliates

This subsection, which starts on page 6 in the "Prospectus Summary" section of the prospectus, has updated the incentive fee disclosure as follows:

Incentive Fee…………………After our stockholders have first received a ten percent (10.0%) per annum cumulative, non-compounded return on, plus return of, their "invested capital," we will pay our Business Manager an incentive fee equal to fifteen percent (15.0%) of the net proceeds from the sale of real estate assets. The actual amount depends on the amount of net proceeds from the sale of real estate assets and cannot be determined at the present time.

Distribution Policy

The paragraph in this subsection, which starts on page 9 in the "Prospectus Summary" section of the prospectus, has been superceded in its entirety as follows:

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors has authorized the Management and Disclosure Committee of our Business Manager to recommend the per share amount of each cash distribution to be paid based on our current and expected future operating cash needs and the amount of funds otherwise available for distribution. Based on this recommendation, our officers will determine the amount and other terms of the cash distribution in accordance with the policies adopted by our board of directors. We expect that the aggregate per share amount of all cash distributions paid during any consecutive twelve (12) calendar month period will be between $0.50 per share and $0.70 per share.  See "Risk Factors - Risks Related to Our Business" for additional discussion regarding the amount and timing of distributions. Although our distribution rate and payment frequency may vary from time to time, to remain qualified as a REIT, we must distribute at least ninety percent (90.0%) of our "REIT taxable income" each year.  See the "Description of Shares" and the "Federal Income Tax Considerations – Annual Distribution Requirements" sections of this prospectus for a more complete description of our distribution policy.

Compensation Table

Subordinated Payments - Operational Stage

This subsection, which starts on page 48 in the "Compensation Table" section of the prospectus, has updated the incentive fee disclosure as follows:

Asset Management Fee
Compensation and Recipient	Method of Compensation	Estimated Amount
Incentive fee paid to our Business Manager

After our stockholders have first received a ten percent (10.0%) per annum cumulative, non-compounded return on, plus return of, their "invested capital," we will pay our Business Manager an incentive fee equal to fifteen percent (15.0%) of the net proceeds from the sale of real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary. For these purposes, "invested capital" means the original issue price paid for the shares of our common stock reduced by prior distributions from the sale or financing of our properties. This fee terminates if we acquire our Business Manager.

The actual amount depends on the amount of net proceeds from the sale of real estate assets and cannot be determined at the present time.

Management

The following table and biographies included in the "Our Directors and Executive Officers" subsection which begins on page 82 of the prospectus, has been updated to include the following information:

Our Directors and Executive Officers

Effective October 24, 2005, our board of directors appointed William J. Wierzbicki (age 58) as an independent director of our Company.  Mr. Wierzbicki is a registered Professional Planner in the Province of Ontario, Canada, and is a member of both the Canadian Institute of Planners and the Ontario Professional Planners Institute.  Mr. Wierzbicki is employed by the City of Sault Ste. Marie, Ontario's Planning Department, as their Coordinator of Current Planning. In that capacity, his expertise is in the approval and development of residential, commercial and industrial properties. He is presently leading the program to develop a new comprehensive zoning by-law for the city.

Mr. Wierzbicki was the leader of the team that developed the Sault Ste. Marie's Industrial Development Strategy, which identified approximately 1,000 acres of land that has the potential for industrial development. He is also administering the implementation of the first phase of the strategy, which resulted in the city purchasing, servicing, and putting approximately 150 acres on the market at competitive prices. The program is designed to use and replenish the city's Industrial Development Fund.  Mr. Wierzbicki is the chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie and was a provincial government appointment. He has served three consecutive three-year terms with six years as the chairman of the board.

Mr. Wierzbicki is on the Excellence in Planning Awards Committee for the Ontario Professional Planners Institute. He is also the sole proprietor of "Planning Advisory Services" a land-use planning consulting service providing consultation and advice to various local governments and developers.

The Business Management Agreement - Compensation

The third paragraph in this subsection, which starts on page 90 in the "Management" section of the prospectus, has been superseded in its entirety as follows:

Further, after our stockholders have first received a ten percent (10.0%) per annum cumulative, non-compounded return on, plus return of, their invested capital as defined above, we will pay our Business Manager an incentive fee equal to fifteen percent (15.0%) of the net proceeds from the sale of real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" and "Potential Property Acquisitions" has been inserted after the discussion of "Other Policies," which begins on page 113 of the prospectus.

Our joint venture partner, Minto Builders (Florida), Inc. referred to herein as MB REIT, purchased the following properties on the dates indicated below:

Description of Real Estate Assets

6234 Richmond Avenue, Houston, Texas

On October 27, 2005, MB REIT purchased a fee simple interest in an existing office building known as 6234 Richmond Avenue containing approximately 25,601 of gross leasable square feet.  The office building is located at 6234 Richmond Avenue in Houston, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $3.0 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Two tenants, 24-Hour Fitness and 6447 Corporation, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

24-Hour Fitness	6,000	23	11.67	06/01	05/06

6447 Corporation	8,781	34	16.13	02/99	01/09

For federal income tax purposes, the depreciable basis in this property will be approximately $2,250,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

6234 Richmond Avenue was built around 1980.  As of October 1, 2005, this property was sixty-three percent (63%) occupied, with a total of approximately 16,252 square feet leased to three tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Boxer Property Management	1,471	Month-to-Month	12,000	8.16
6447 Corporation	8,781	01/09	141,600	16.13
24-Hour Fitness	6,000	05/06	69,996	11.67

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Saratoga Town Center, Corpus Christi, Texas

On October 27, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Saratoga Town Center containing approximately 58,182 of gross leasable square feet (which excludes ground lease space).  The center is located at 5638 S. Staples Street, 6418 Saratoga Boulevard in Corpus Christi, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $15.6 million. MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Two tenants, Utopia World Cuisine and Petco, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Utopia World Cuisine	5,918	10	18.34	03/05	02/10

Petco	13,500	23	14.00	07/04	01/15

For federal income tax purposes, the depreciable basis in this property will be approximately $11,700,000. When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Saratoga Town Center was built in 2004 and is shadow anchored by a Kroger’s.  As of October 1, 2005, this property was eighty-nine percent (89%) occupied, with a total of approximately 51,882 square feet (which excludes ground lease space) leased to 19 tenants (which includes one ground lease tenant).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Utopia World Cuisine	5,918	02/10	108,536	18.34
Laser Treatment and Medical Spa	1,800	08/10	34,500	19.20
Complete Family Eye Care	1,750	09/09	33,600	19.20
Sprint PCS	2,450	08/09	50,225	20.50
My Scrubs	1,400	02/10	26,880	19.20
Philip Randolph Jewelry	1,400	08/10	26,880	19.20
Ooh La La Boutique	1,400	12/09	26,880	19.20
Elite Nails	1,400	09/09	25,200	18.00
Deluxe Cleaners	2,450	09/14	44,100	18.00
Noodle House	4,138	09/09	69,311	16.75
EB Games	1,400	09/09	27,650	19.75
My Favorite Muffin	1,600	07/09	30,400	19.00
Quiznos Classic Subs	1,400	06/14	26,250	18.98
Cost Cutters	1,400	09/09	27,440	19.60
Oasis	4,488	09/14	80,784	18.00
Keva Juice	1,188	05/09	22,810	19.20
Petco	13,500	01/15	189,000	14.00
King of Sleep	2,800	11/09	47,040	16.80
Wendy's (Ground Lease)	N/A	01/24	95,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Willis Town Center, Willis, Texas

On October 27, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Willis Town Center containing approximately 17,540 of gross leasable square feet.  The center is located at 904 West Montgomery in Willis, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $4.0 million.  MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Four tenants, M.G.A., Time Cleaners, Gayle J. Fletcher, DDS, and Texas Hair Express, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

M.G.A.	3,220	18	15.00	11/02	10/09

Time Cleaners	2,000	11	15.00	12/01	12/11

Gayle J. Fletcher, DDS	2,000	11	15.50	05/02	05/12

Texas Hair Express	1,920	11	15.00	11/01	11/06

For federal income tax purposes, the depreciable basis in this property will be approximately $3,000,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Willis Town Center was built in 2001 and is shadow anchored by a Kroger’s.  As of October 1, 2005, this property was seventy-three percent (73%) occupied, with a total of approximately 12,740 square feet leased to seven tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
M.G.A.	3,220	10/09	48,300	15.00
Time Cleaners	2,000	12/11	30,000	15.00
Willis Nail	1,000	10/06	17,567	17.57
The UPS Store	1,400	11/06	23,800	17.00
Texas Hair Express	1,920	11/06	28,800	15.00
Mr. Gatti's Pizza	1,200	11/06	18,755	15.50
Gayle J. Fletcher, DDS	2,000	05/12	31,000	15.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Woodforest Square Shopping Center, Houston, Texas

On October 27, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Woodforest Square Shopping Center containing approximately 39,966 of gross leasable square feet.  The center is located at 180 Uvalde B in Houston, Texas.

MB REIT purchased this property from an unaffiliated third party for a cash purchase price of approximately $3.4 million.  MB REIT purchased this property using its equity capital and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Three tenants, Mr. Gatti's Pizza, T.C. Clean Scene and Gary Greene Realtors, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Mr. Gatti's Pizza	6,300	16	12.00	06/97	01/08

T.C. Clean Scene	4,200	11	6.72	08/92	12/05

Gary Greene Realtors	4,000	10	13.80	06/99	05/06

For federal income tax purposes, the depreciable basis in this property will be approximately $2,550,000. When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Woodforest Square Shopping Center was built in 1980.  As of October 1, 2005, this property was seventy-seven (77%) occupied, with a total of approximately 30,866 square feet leased to 14 tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Mr. Gatti's Pizza	6,300	01/08	75,600	12.00
Fashion Plus	1,750	11/10	16,800	9.60
Nysom Apparel	1,050	12/07	12,600	12.00
Nysom Apparel	1,491	12/07	8,946	6.00
Rosemary Huong Lam	1,190	05/08	10,710	9.00
Viann Nail Salon	1,085	07/10	9,765	9.00
Center for Behavioral Health	2,150	10/06	19,221	8.94
Victor Boudreaux	1,000	02/07	9,400	9.40
Sho Nuff Good	3,150	03/10	15,593	4.95
T.C. Clean Scene	4,200	12/05	28,224	6.72
Casa Mairis	1,050	12/08	9,576	9.12
Uvalde Insurance	1,050	09/10	5,796	5.52
Greater Houston	4,000	05/06	55,200	13.80
Aline Tran, D.D.S.	1,400	01/11	12,600	9.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We, either directly or indirectly through MB REIT, are currently considering acquiring the properties listed below.  The decision to acquire these properties will generally depend upon:

•

no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;

•

either the receipt of sufficient net proceeds from our offering, equity capital available to MB REIT or financing proceeds to make the acquisitions; and

•

the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we, either directly or indirectly through MB REIT, may acquire before or instead of the properties listed below. There can be no assurance that any of these properties will be acquired.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we will consider a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and whether or not the overall rental rate at the shopping center is comparable to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions.

Bridgeside Point Office Building, Pittsburgh, Pennsylvania

MB REIT may purchase a fee simple interest in a freestanding office building leased to Fisher Scientific International containing approximately 153,110 of gross leasable square feet.  The building is located at 100 Technology Drive in Pittsburgh, Pennsylvania.

If acquired, MB REIT anticipates purchasing this property from an unaffiliated third party for a cash purchase price of approximately $31.6 million.  MB REIT anticipates purchasing this property using its equity capital and may later borrow monies using this property as collateral.

If acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are required, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Fisher Scientific International, leases one hundred percent (100%) of the total gross leasable area of the property.  The lease requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Fisher Scientific International	153,110	100	14.25	10/01	09/16

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $23,700,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Colony Square, Sugarland, Texas

MB REIT may purchase a fee simple interest in an existing shopping center known as Colony Square containing approximately 267,098 gross leasable square feet (which excludes ground lease space).  The center is located at 16510 Southwest Freeway in Sugarland, Texas.

If acquired, MB REIT anticipates purchasing this property from an unaffiliated third party for a cash purchase price of approximately $45.2 million.  MB REIT anticipates purchasing this property using its equity capital and may later borrow monies using this property as collateral.

If acquired, MB REIT does not intend to make significant repairs or improvements to these properties over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

Five tenants, Finger Furniture, Academy Outdoors Sporting Goods, Circuit City, Toys "R" Us, and Comp USA each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Finger Furniture	60,695	14	10.75	06/99	06/14

Academy Outdoors Sporting Goods	50,201	12	8.00	10/97	01/13

Circuit City	32,488	12	12.10	12/97	01/18

Toys "R" Us	29,890	11	3.18	11/97	01/13

Comp USA	27,134	10	11.25	11/97	11/12

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $33,900,000.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Colony Square was built in 1998.  As of October 1, 2005, this property was ninety-nine percent (99%) occupied, with a total of approximately 263,270 square feet leased to 15 tenants and one ground lease tenant.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Lowe's (Ground Lease)	N/A	12/17	400,000	N/A
Circuit City	32,488	01/18	393,105	12.10
Toys "R" Us	29,890	01/13	95,000	3.18
Comp USA	27,134	11/12	305,258	11.25
PETsMART	25,129	09/14	288,984	11.50
Cost Plus World Market	19,845	01/08	248,063	12.50
Finger Furniture	60,695	06/14	652,471	10.75
Academy Outdoors Sporting Goods	50,201	01/13	401,608	8.00
The Women's Hospital of Texas	5,916	08/14	133,110	22.50
Dud our Dance Company	2,910	08/08	56,745	19.50
Shiva Indian Restaurant	2,540	02/07	53,340	21.00
3 Day Blinds	2,193	08/07	42,764	19.50
Super cuts	1,500	05/09	36,000	24.00
Vita Smart Nutrition	1,408	05/09	32,384	23.00
Elite Nails	1,021	12/09	20,930	20.50
First Colony Mgmt District	400	11/17	4,500	11.25

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Hyde Park Stop & Shop, Hyde Park, New York

We may enter into a joint venture agreement with the current owners of a freestanding retail building leased to The Stop & Shop Supermarket Company containing approximately 52,500 of gross leasable square feet.  The building is located at 5 St. Andrews Road in Hyde Park, New York.

If we enter into this joint venture agreement, we expect to make a capital contribution to the joint venture in the amount of $13,750,000 and receive an equity interest representing majority ownership and operating control of the joint venture.

We intend to make a capital contribution to the joint venture with our own funds. However, we anticipate that we would place financing on this property at a later date.

If acquired, we do not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies pursuant to the provisions of their lease.

For federal income tax purposes, the depreciable basis in this property will be approximately $10,313,000.  When we calculate depreciation expense for tax purposes, we will use the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was constructed in 1996. One tenant, The Stop & Shop Supermarket Company, leases one hundred percent (100%) of the total gross leasable area of the property. The lease requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate		Current	Estimated
	GLA Leased	% of Total	Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To
The Stop & Shop Supermarket Company	52,500	100	929,775	09/00	11/25

Description of Securities

Distributions

This subsection, which begins on page 172 in the "Descriptions of Securities" section of the prospectus, has been superceded in its entirety as follows:

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors has authorized the Management and Disclosure Committee of our Business Manager to recommend the per share amount of each cash distribution to be paid based on our current and expected future operating cash needs and the amount of funds otherwise available for distribution. Based on this recommendation, our officers will determine the amount and other terms of the cash distribution in accordance with the policies adopted by our board of directors. We expect that the aggregate per share amount of all cash distributions paid during any consecutive twelve (12) calendar month period will be between $0.50 per share and $0.70 per share.  See "Risk Factors - Risks Related to Our Business" for additional discussion regarding the amount and timing of distributions. Although our distribution rate and payment frequency may vary from time to time, to remain qualified as a REIT, we must distribute at least ninety percent (90.0%) of our "REIT taxable income" each year.

See the "Description of Shares" and the "Federal Income Tax Considerations – Annual Distribution Requirements" sections of this prospectus for a more complete description of our distribution policy.

Plan of Distribution

The following information which was inserted at the end of the "Plan of Distribution" section on page165 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of October 25, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Business Manager:	20,000	200,000	-	200,000

Shares sold in the offering:	333,270	3,332,700	209,920	3,122,780

	353,270	3,532,700	109,920	3,322,780

(1)

This amount represents sales of our shares that have been considered to be executed as of the date of this table.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Relationships And Related Transactions

Compensation To Be Paid to Our Affiliates- Operational Stage

This subsection, which starts on page 182 in the "Relationships And Related Transactions" section of the prospectus, has updated the incentive fee disclosure as follows:

Incentive Fee…………………After our stockholders have first received a ten percent (10.0%) per annum cumulative, non-compounded return on, plus return of, their "invested capital," we will pay our Business Manager an incentive fee equal to fifteen percent (15.0%) of the net proceeds from the sale of real estate assets. The actual amount depends on the amount of net proceeds from the sale of real estate assets and cannot be determined at the present time.